Exhibit 99.1

Caesarstone Announces Chief Financial Officer Transition

- Nahum Trost, Director of Finance, to Succeed Ophir Yakovian as Chief Financial Officer on
September 1, 2021 -
- Ophir Yakovian to Step Down to Pursue Other Opportunity -

MP MENASHE, Israel – July 14, 2021 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today announced the promotion of Caesarstone’s Director of Finance, Nahum Trost, to the position of Chief Financial Officer, effective September 1, 2021. Mr. Trost will succeed Ophir Yakovian, who plans to step down as Chief Financial Officer to pursue an executive role at another company.

Mr. Trost is a results driven leader with over 18 years of experience in various financial roles, including extensive experience in financial reporting, analysis, controls and tax matters. In addition, he was actively involved in strategic processes, including M&A and restructuring. Mr. Trost joined Caesarstone in 2014 and most recently served as the Company’s Director of Finance. Prior to joining Caesarstone, from 2011 until 2014, Mr. Trost served in various positions at Lumenis Ltd, most recently as Vice President of Corporate Finance. Mr. Trost started his career at Ernst & Young Israel. He holds an M.B.A. from Technion, Israeli institute of Technology and a B.A. in Accounting from Haifa University, Israel.

“Nahum has demonstrated outstanding leadership and financial expertise during his time serving at Caesarstone. He has played a key role implementing Caesarstone’s Global Growth Acceleration Plan to support our long-term strategic objectives and I am confident he will be an excellent addition to the executive team,” said Yuval Dagim, Chief Executive Officer.

Mr. Dagim continued, “On behalf of the Board of Directors and the entire team at Caesarstone, I want to express my sincere gratitude to Ophir for his many contributions to the company. We wish Ophir well as he embarks on his next career opportunity.”

Mr. Yakovian will remain in the Chief Financial Officer position until September 1, 2021 and work closely with Mr. Trost during that time period to ensure a smooth transition.

“It has been exceptionally rewarding to work with Yuval and the entire team at Caesarstone,” said Mr. Yakovian. “I am proud of the accomplishments and milestones we have achieved together and look forward to working with the leadership team to ensure a seamless transition.”

Mr. Yakovian has accepted a position with another company. His departure is not related to any disagreement with the company over its accounting principles or practices or financial statement disclosures.

About Caesarstone
Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Forward-Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiatives, integration of recent acquisitions and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; raw material shortages and prices and effects of challenges in global shipping; the ability of the company to realign aspects of its business based on the business optimization initiatives, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; efficiently manufacture our products and managing changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 277-1237